OP 4-11-02

02022495

NITED STATES
TIES AND EXCHANGE
COMMISION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 1 2002 365

Sec File Number
8-50980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 **AND ENDING** 12/31/01.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIVATE CONSULTING GROUP, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

1550 NW EASTMAN PARKWAY, SUITE 150
(No. and Street Address)

GRESHAM	OR	97030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA CARPER	503-972-1500 x461
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

111 SW COLUMBIA, SUITE 800	PORTLAND	OR	97201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).e*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Keys, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE CONSULTING GROUP, INC., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:

Robert L. Keys
Signature

PRESIDENT
Title

Brenda A. Carper
Notary Public

OFFICIAL SEAL
BRENDA A CARPER
NOTARY PUBLIC-OREGON
COMMISSION NO. 333292
MY COMMISSION EXPIRES APR 21, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on the Internal Control Required by SEC Rule 17a-5.

*****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).***

Report Pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

Private Consulting Group, Inc.

December 31, 2001 and 2000

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Private Consulting Group, Inc.
(A Wholly-owned subsidiary of PCG Holding Company)

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc. as of December 31, 2001, and the related statements of earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

Portland, Oregon
February 1, 2002

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864

Private Consulting Group, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 610,938
Accounts receivable	42,595
Furniture and equipment, net	123,374
Total assets	$ 776,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 21,795
Commissions payable	228,832
Accrued expenses	4,365
Income taxes payable	27,000
Total liabilities	281,992
Preferred shares, no par value; 100,000 shares authorized, no shares issued and outstanding	-
Common shares, no par value; 400,000 shares authorized, 1,000 shares issued and outstanding	2,248,180
Accumulated deficit	(1,753,265)
Total stockholder's equity	494,915
Total liabilities and stockholder's equity	$ 776,907

The accompanying notes are an integral part of this statement.

Private Consulting Group, Inc.

STATEMENT OF EARNINGS

Year ended December 31, 2001

Revenues	
Investment advisory fee	$ 1,930,195
Commissions	7,325,083
Other income	366,519
Sale of intangibles	1,500,000
	11,121,797
Expenses	
Investment advisory fee expense	1,632,388
Commission expense	6,407,080
Salaries and wages	714,221
Rent expense	98,172
Office and administrative	286,684
Depreciation	71,333
Interest expense	207,410
Communications	66,993
Insurance	13,815
Professional services	88,763
Taxes, licenses and assessments and other	51,016
	9,637,875
Income before income taxes and extraordinary item	1,483,922
Income tax expense	26,944
NET INCOME	$ 1,456,978

The accompanying notes are an integral part of this statement.

Private Consulting Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Common Stock		Accumulated	
	Shares	Amount	deficit	Total
Balance at January 1, 2001	1,000	$ 43,000	$ (3,210,243)	$ (3,167,243)
Conversion of subordinated notes and related accrued interest to equity	-	2,205,180	-	2,205,180
Net income	-	-	1,456,978	1,456,978
Balance at December 31, 2001	1,000	$ 2,248,180	$ (1,753,265)	$ 494,915

Private Consulting Group, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ 3,536,356
Increases	
Accrued interest on subordinated notes	203,824
Decreases	
Conversion of subordinated notes and related accrued interest to equity	2,205,180
Interest paid	35,000
Sale of intangible asset for extinguishment of subordinated notes	1,500,000
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of this statement.

Private Consulting Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 1,456,978
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	71,333
Accrued interest on subordinated notes payable	203,824
Sale of intangibles	(1,500,000)
Changes in assets and liabilities	
Accounts receivable	(30,247)
Accounts payable	8,380
Commissions payable	(559,461)
Accrued expenses	(4,542)
Income taxes payable	27,000
Net cash used in operating activities	(326,735)
Cash flows from investing activities	
Purchase of furniture and equipment	(7,369)
Sale of securities	46,940
Payment of subordinated debt	(35,000)
Net cash provided by investing activities	4,571
Decrease in cash and cash equivalents	(322,164)
Cash and cash equivalents at beginning of year	933,102
Cash and cash equivalents at end of year	$ 610,938
Cash paid during the year for:	
Interest	$ 35,000
Income taxes	56
Non-cash extraordinary items:	
Conversion of subordinated notes and related accrued interest into capital	$ 2,205,180

Private Consulting Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Private Consulting Group, Inc. (the Company), formed on March 23, 1998, is an Oregon corporation and a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of PCG Holdings, Inc. (Parent). The Company acts as introducing broker and clears trades through its clearing broker-dealer, Bear, Stearns Securities Corp. on a fully disclosed basis. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Basis of Accounting

Proprietary securities transactions and commission revenue and expenses from customers' securities transactions are recorded on a trade date basis.

2. Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

3. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks and brokerage accounts and money market accounts.

4. Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated useful lives (three to ten years) of the assets. Upon disposal of an asset subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in operations.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – CONTINUING OPERATIONS

The Company has an accumulated deficit of $1,753,265 and has incurred operating losses in each year prior to 2001. In 2001 the Company had net income of $1,456,978. Included in net income for 2001 is a nonrecurring transaction which increased net income by $1,500,000. Without this nonrecurring item, the Company would have sustained a pre-tax net loss of approximately $43,000. For the Company to continue as a going concern, it must generate future operating profits or be able to obtain additional funding. These matters raise substantial doubt about the Company's ability to continue as a going concern.

Management has reduced the Company's personnel headcount through planned reductions and through attrition. In addition, management has reduced its marketing, promotional and entertainment costs by discontinuing or delaying marketing programs and investor conferences. Management believes these actions are sufficient to provide the Company with the ability to continue in existence.

NOTE D – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

Furniture and office equipment	$ 71,967
Computer equipment and software	246,997
	318,964
Less accumulated depreciation	195,590
	$ 123,374

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $327,876, which was $309,077 in excess of its required net capital of $18,799. The Company's net capital ratio was 0.86 to 1.

NOTE F - INCOME TAXES

Deferred tax assets result primarily from the Company's net operating loss. At December 31, 2001, the Company had net operating loss carryforwards for income tax and financial reporting purposes resulting in a deferred tax benefit of approximately $600,000. The Company's deferred tax assets have a full valuation allowance against them due to the lack of a history of earnings, which gives rise to uncertainty as to whether the deferred tax asset is realizable. Current income tax expense consists of alternative minimum taxes.

The Company's net operating loss carryforwards may be used to reduce taxable income, if any, in future years through their expiration in 2019-2021.

NOTE G – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company monitors its risk on these transactions on both an individual and group basis. The Company believes that the settlement of these transactions and any losses, which might result therefrom, will not have a material effect on the Company's financial position.

NOTE H – EMPLOYEE BENEFITS

A 401(K) employee saving plan is available for employees who have completed three months of service and have attained the age of 21. Employees may contribute up to 15% of their compensation, subject to annual limits imposed by the Internal Revenue Service. Employee contributions are 100% vested at all times. Company contributions vest over a seven year period. Company contributions are determined by the plan administrator. Company contributions to the plan for the year ended December 31, 2001 was $11,706.

NOTE I – LEASES

The Company leases office space and various office equipment from a related party on a month-to-month basis. Rental expense for the years ended December 31, 2001 and 2000 amounted to approximately $98,000 and $168,000, respectively.

NOTE J – COMMITMENT

The Company's Parent entered into a loan agreement with an unrelated party, which requires the Parent to make payments equal to ten percent (10%) of its consolidated net income for each year, before payment of any compensation to the owners of the Parent or the Company. The balance of this note and accrued interest payable at December 31, 2001 is approximately $3,860,000. This note is not included these financial statements. There is currently no interest accruing on the note through November 1, 2005. Unless paid early, the entire principal balance of this note is due and payable on November 2, 2005. Every one dollar paid prior to November 2, 2005 shall reduce the principal obligation by two dollars. The Company's ability to repay this loan may be limited by the Securities and Exchange Commission rules limiting withdrawal of equity capital and the net capital rules.

SUPPLEMENTARY INFORMATION

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants
on Supplementary Information Required by SEC Rule 17a-5

Board of Directors
Private Consulting Group, Inc.
(A Wholly-owned subsidiary of PCG Holding Company)

We have audited the accompanying financial statements of Private Consulting Group, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 1, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Portland, Oregon
February 1, 2002

Grant Thornton LLP

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222 3562

Private Consulting Group, Inc. Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2001

Net capital		
Total stockholder's equity		$ 494,915
Deduct		
Nonallowable assets		
Accounts receivable	$ 19,805	
Furniture and equipment, net	123,374	143,179
Net capital before haircuts on securities		351,736
Haircuts on securities		
Money market funds	17,358	
Undue concentration	6,502	23,860
Net capital		327,876
Minimum net capital required (the greater of $5,000 or 6.67% of total aggregate indebtedness)		18,799
Excess net capital		$ 309,077
Excess net capital at 1000%		$ 299,677
Aggregate indebtedness		
Total liabilities		$ 281,992
Ratio of aggregate indebtedness to net capital		0.86

Private Consulting Group, Inc. Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2001

Net capital	
Net capital, as reported in the Company's unaudited FOCUS report	$ 365,676
Adjustments	
Cash and cash equivalents	857
Income taxes payable	(27,000)
Haircuts	(11,657)
	$ 327,876
Aggregate indebtedness	
Aggregate indebtedness, as reported in Company's unaudited FOCUS report	$ 254,992
Adjustments to income taxes payable	27,000
Aggregate indebtedness, as adjusted	$ 281,992

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
Private Consulting Group, Inc.
(A Wholly-owned subsidiary of PCG Holding Company)

In planning and performing our audit of the financial statements of Private Consulting Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Portland, Oregon
February 1, 2002